nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 29 / 30

www.nh-hoteles.com
nh@nh-hotels.com

05006731

March, 2005

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAR 21 2005
WASH, D.C. 185 SECTION

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on March-, 2005 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

Roberto Chollet
Chief Financial Officer

3/23

nH
HOTELES

FILE NUMBER
82 - 4780

Regarding the news that has recently come out in the media, NH Hoteles would like to inform you that it is currently looking into the possibility of participating in an operation to develop a resort in the Dominican Republic. The NH Hoteles Group's investment in this development could amount, depending on the final structure of the operation and if NH Hoteles or one of its subsidiary companies participates in the operation, to approximately 40 million dollars.